Processa Pharmaceuticals, Inc.

7380 Coca Cola Drive, Suite 106

Hanover, Maryland 21076

May 24, 2024

VIA EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jessica Dickerson

Re:	Acceleration of Effective Date
Processa Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-279588)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Processa Pharmaceuticals, Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective under the Securities Act by 4:30 p.m., Eastern Time, on May 28, 2024, or as soon thereafter as practicable.

The Registrant respectfully requests that you notify Mr. Michael Kirwan of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 633-8913.

Very truly yours,

Processa Pharmaceuticals, Inc.

By:	/s/ George Ng
George Ng
Chief Executive Officer